      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2001

                                                  REGISTRATION NO. 333- ________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              QUEST SOFTWARE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           CALIFORNIA                                   7372                           33-0231678
  (State or Other Jurisdiction                   (Primary Standard                   (IRS Employer
of Incorporation or Organization)             Industrial Classification            Identification No.)
                                                    Code Number

                            8001 IRVINE CENTER DRIVE
                                IRVINE, CA 92618
               (Address of principal executive offices) (Zip Code)

                              --------------------

                                J. MICHAEL VAUGHN
                                 GENERAL COUNSEL
                              QUEST SOFTWARE, INC.
                            8001 IRVINE CENTER DRIVE
                                IRVINE, CA 92618
                                 (949) 754-8000
            (Name, Address, Including Zip Code, and telephone number
                   Including Area Code, of Agent For Service)

                              --------------------

                                   Copies to:
                               K. C. Schaaf, Esq.
                         Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                         Newport Beach, California 92660
                                 (949) 725-4100

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

                              --------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
  Title of                                                         Proposed               Proposed
Each Class of                                                       Maximum                Maximum
 Securities                                Amount                  Offering               Aggregate           Amount of
    to be                                   to be                  Price Per              Offering          Registration
 Registered                               Registered                Unit(1)                Price(1)              Fee
------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value                4,000,000                 $25.025              $100,100,000          $25,025
========================================================================================================================

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c), on the basis of the average of the high and low sale process of the Common Stock reported on the Nasdaq National Market on June 18, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 22, 2001

                                   PROSPECTUS

                                4,000,000 Shares

                              QUEST SOFTWARE, INC.

                                  COMMON STOCK

                                  -------------


     This prospectus is part of a registration statement (No.333-______) that we filed with the Securities and Exchange Commission using the shelf registration process. This prospectus covers up to 4,000,000 shares of Quest common stock that we may offer and issue from time to time to acquire assets or businesses. Quest may pay for these assets or businesses with common stock, stock options, cash, notes, assumption of liabilities and/or other forms of payment. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold.

     The terms for acquiring assets or businesses will be determined by negotiations between Quest and the owners of the assets or businesses. Shares of Quest common stock issued to pay for any assets or businesses will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a specific period of time before Quest delivers the shares.

     Quest does not expect to pay underwriting discounts or commissions for the shares covered by this prospectus. However, Quest may pay finders' fees to anyone who assists Quest in finding assets or businesses to acquire. Anyone who receives a finders' fee may be considered an "underwriter" under the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts.

     Quest common stock is traded on the Nasdaq National Market under the symbol "QSFT." The closing sale price of Quest common stock on June __, 2001 was $____________ per share.

                                  -------------

THE OFFERING OF QUEST COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                  -------------

     Neither the Securities and Exchange Commission, nor any State Securities Commission, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 THE DATE OF THIS PROSPECTUS IS _________, 2001.

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES OR SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
     Forward-Looking Statements.........................................   2

     About this Prospectus..............................................   2

     Quest..............................................................   3

     Risk Factors.......................................................   3

     Securities Covered by this Prospectus..............................  10

     Resales of Shares..................................................  10

     Selected Financial Data............................................  12

     Information Concerning Quest Management............................  13

     Legal Matters......................................................  13

     Experts............................................................  13

     Where You Can Find More Information................................  13

     Documents Incorporated by Reference................................  14


     This prospectus incorporates important business and financial information that is not included in or delivered with this prospectus. This information is available without charge upon oral or written request to Quest Software, Inc., Investor Relations, 8001 Irvine Center Drive, Irvine, California 92618, and telephone number (949) 754-8000. To be sure that the documents arrive on time, you should make all requests for documents by the fifth business day before you make your investment decision.

                           FORWARD-LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding Quest's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Quest will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect Quest's future results and performance are described in "Risk Factors," below. Additional information about factors that could affect Quest's future results and events is included in Quest's reports filed with the SEC and incorporated by reference in this prospectus.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of the registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf registration" process. Under this shelf registration process, we may offer and sell, from time to time, in one or more offerings, shares of our common stock to acquire assets, businesses or securities. We may sell up to a total of 4,000,000 shares of our common stock in these offerings. The shares of our common stock that we issue in these acquisitions will be offered at valuations based on the fair market value of our common stock at the time we reach agreement on the purchase price and other material terms of the acquisition.

     You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information".

                                      QUEST

     Quest Software provides application and database management software solutions that enhance our customers' return on their information technology ("IT") investments by maximizing availability, improving performance, maximizing the effectiveness of IT personnel and improving the quality of business critical applications. Our product families are designed to meet the availability and performance requirements of our customers' most critical applications. Each product family consists of an integrated suite of software tools that enable IT organizations to manage and administer packaged and internally developed business applications and the databases on which they run. The types of applications Quest supports with its products include: financial reporting systems, ERP (enterprise resource planning) systems, CRM (customer relationship management) systems, B2B (business to business) e-commerce systems, human resources systems, supply chain management systems and corporate messaging systems. These applications all run on large, complex and constantly expanding databases, primarily Oracle, Microsoft SQL Server and IBM's DB2 systems.

                                  RISK FACTORS

     An investment in our shares involves risks and uncertainties. You should carefully consider the factors described below before making an investment decision in our securities.

     Our business, financial condition and results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS AND, AS A RESULT, WE MAY FAIL TO MEET EXPECTATIONS OF INVESTORS AND ANALYSTS, CAUSING OUR STOCK PRICE TO FLUCTUATE OR DECLINE

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. These factors include the following:

     - the size and timing of customer orders. See "-- The size and timing of our customer orders may vary significantly from quarter to quarter which could cause fluctuations in our revenues."

     - the unpredictability of the timing and level of sales through our indirect sales channel;

     - the timing of revenue recognition for sales of software products and services;

     - the extent to which our customers renew their maintenance contracts with us;

     - the possibility that our customers may cancel or defer purchases as a result of reduced IT budgets or in anticipation of new products or product updates by us or by our competitors;

     -  the possibility of an economic slowdown generally;

     - the amount and timing of expenditures related to expansion of our operations;

     - our ability to attain market acceptance of new products and services and enhancements to our existing products;

     - lack of order backlog;

     - changes in our pricing policies or the pricing policies of our competitors;

     - the relative growth rates of the Windows NT and UNIX markets, as well as the rate of adoption of Microsoft's release of Windows 2000 by users;

     - costs related to acquisitions of technologies or businesses, including amortization of goodwill and other intangible assets; and

     - the timing of releases of new versions of third-party software products that our products support.

     Fluctuations in our results of operations are likely to affect the market price of our common stock that may not be related to our long-term performance.

THE SIZE AND TIMING OF OUR CUSTOMER ORDERS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER WHICH COULD CAUSE FLUCTUATIONS IN OUR REVENUES

     In any given quarter, sales of some of our products have involved large financial commitments from a relatively small number of customers, and cancellation or deferral of these large contracts would reduce our revenues. In addition, the sales cycles for certain of our software products, such as Vista Plus and SharePlex, can last from three to nine months and often require pre-purchase evaluation periods and customer education. These relatively long sales cycles may cause significant periodic variation in our license revenues. Also, we have often booked a large amount of our sales in the last month or weeks of each quarter and delays in the closing of sales near the end of a quarter could cause quarterly revenue to fall short of anticipated levels. Finally, while a portion of our revenues each quarter is recognized from previously deferred revenue, our quarterly performance will depend primarily upon entering into new contracts to generate revenues for that quarter.

MANY OF OUR PRODUCTS ARE DEPENDENT ON ORACLE'S TECHNOLOGIES; IF ORACLE'S TECHNOLOGIES LOSE MARKET SHARE OR BECOME INCOMPATIBLE WITH OUR PRODUCTS, THE DEMAND FOR OUR PRODUCTS COULD SUFFER

     We believe that our success has depended in part, and will continue to depend in part for the foreseeable future, upon our relationship with Oracle and our status as a complementary software provider for Oracle's database and application products. Many versions of our products, including SharePlex, SQLab Vision, and TOAD, are specifically designed to be used with Oracle databases. Although a number of our products work with other environments, our competitive advantage consists in substantial part on the integration between our products and Oracle's products, and our extensive knowledge of Oracle's technology. Currently, a significant portion of our total revenues are derived from products that specifically support Oracle-based products. If Oracle for any reason decides to promote technologies and standards that are not compatible with our technology, or if Oracle loses market share for its database products, our business, operating results and financial condition would be materially adversely affected.

MANY OF OUR PRODUCTS ARE VULNERABLE TO DIRECT COMPETITION FROM ORACLE

     We currently compete with Oracle in the market for database management solutions. We expect that Oracle's commitment to and presence in the database management product market will increase in the future and therefore substantially increase competitive pressures. We believe that Oracle will continue to incorporate database management technology into its server software offerings, possibly at no additional cost to its users. We believe that Oracle will also continue to enhance its database management technology. Furthermore, Oracle could attempt to increase its presence in this market by acquiring or forming strategic alliances with our competitors, and Oracle may be in better position to withstand and respond to the current factors impacting this industry. Oracle has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than we do. In addition, Oracle has well-established relationships with many of our present and potential customers. As a result, we may not be able to compete effectively with Oracle in the future, which could materially adversely affect our business, operating results and financial condition.

OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP NEW AND ENHANCED PRODUCTS THAT ACHIEVE WIDESPREAD MARKET ACCEPTANCE

     Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the applications management market. If this market does not continue to develop as anticipated, or demand for our products in this market does not materialize or occurs more slowly than we expect, or if our development efforts are delayed or unsuccessful, we will have expended substantial resources and capital without realizing sufficient revenues, and our business and operating results could be adversely affected.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND DIVERSION OF MANAGEMENT ATTENTION

     We have in the past made and we expect to continue to make acquisitions of complementary companies, products or technologies. If we make any additional acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may subject us to liabilities and risks that are not known or identifiable at the time of the acquisition or may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our shareholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. In consummating acquisitions, we are also subject to risks of entering geographic and business markets in which we have no or limited prior experience. If we are unable to fully integrate acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of acquisition.

OUR ABILITY TO INCREASE OUR REVENUES DEPENDS ON OUR ABILITY TO EXPAND OUR INDIRECT SALES CHANNELS

     We intend to aggressively pursue expansion of our indirect sales channels through arrangements with resellers, systems integrators and distributors. In certain domestic and international markets we may miss sales opportunities if we are unable to enter into successful relationships with locally based resellers. We may become more dependent on these type of relationships. There can be no assurance that we will successfully develop these relationships or that the expansion of indirect sales distribution methods will increase revenues.

OUR PAST AND FUTURE GROWTH MAY STRAIN OUR MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL INFRASTRUCTURE

     We have recently experienced a period of rapid growth in our operations that has placed and will continue to place a strain on our management, administrative, operational and financial infrastructure. During this period, we have experienced an increase in the number of our employees, increasing demands on our operating and financial systems and personnel, and an expansion in the geographic coverage of our operations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, and reporting systems and procedures. We may need to expand our facilities or relocate some or all of our employees or operations from time to time to support growth. These relocations could result in temporary disruptions of our operations or a diversion of management's attention and resources. In addition, we will be required to hire additional management, financial and sales and marketing personnel to manage our expanding operations. If we are unable to manage this growth effectively, our business, operating results and financial condition may be materially adversely affected.

WE MAY NOT GENERATE INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS, WHICH COULD SLOW OUR REVENUE GROWTH IN THE FUTURE

     Most of our customers initially make a purchase of our products for a single department or location. Many of these customers may choose not to expand their use of our products. If we fail to generate expanded business from our current customers, our business, operating results and financial condition could be materially adversely affected. In addition, as we deploy new modules and features for our existing products or introduce new products, our current customers may choose not to purchase this new functionality or these new products. Moreover, if customers elect not to renew their maintenance agreements, our service revenues would be materially adversely affected.

WE EXPECT TO INCUR SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES IN THE FORESEEABLE FUTURE, WHICH MAY AFFECT OUR FUTURE PROFITABILITY

     We intend to substantially increase our operating expenses for the foreseeable future as we continue to:

     - increase our sales and marketing activities, including expanding our direct sales and telesales forces;

     -  increase our research and development activities;

     -  expand our general and administrative activities; and

     -  expand our customer support organizations.

     Accordingly, we will be required to significantly increase our revenues in order to maintain profitability. These expenses will be incurred before we generate any revenues by this increased spending. If we do not significantly increase revenues from these efforts, our business and operating results would be negatively impacted.

OUR INTERNATIONAL OPERATIONS AND OUR PLANNED EXPANSION OF OUR INTERNATIONAL OPERATIONS EXPOSES US TO CERTAIN RISKS

     Substantially all of our current international revenues are derived from the operations of three of our wholly-owned subsidiaries in Australia, the United Kingdom and Germany. Revenues from licenses and services to customers outside of North America were $15.3 million in 1999 (representing 21.6% of total revenues), $28.7 million in 2000 (representing 17.3% of total revenues), and $5.0 million and $11.0 million in the three month periods ended March 31, 2000 and 2001, respectively (representing 17.4% of total revenues in both periods). As a result, we face increasing risks from doing business on an international basis, including, among others:

     -  difficulties in staffing and managing foreign operations;

     -  longer payment cycles;

     -  seasonal reductions in business activity in Europe;

     -  increased financial accounting and reporting burdens and complexities;

     -  potentially adverse tax consequences;

     - potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

     -  delays in localizing our products;

     -  compliance with a wide variety of complex foreign laws and treaties; and

     -  licenses, tariffs and other trade barriers.

     In addition, because our international subsidiaries conduct business in the currency of the country in which they operate, we are subject to currency fluctuations and currency transaction losses or gains which are outside of our control.

     We plan to expand our international operations as part of our business strategy. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources and will place additional burdens on our management, administrative, operational and financial infrastructure. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue or profitability. In addition, we have sold our products internationally for only a few years and we have limited experience in developing localized versions of our products and marketing and distributing them internationally. As our international operations expand, our exposure to exchange rate fluctuations will increase as we use an increasing number of foreign currencies. We have not yet entered into any hedging transactions to date to mitigate our expense to currency fluctuations.

OUR RECENTLY-IMPLEMENTED STRATEGY OF INVESTING IN DEVELOPMENT-STAGE COMPANIES INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES

     We have and may continue to make investments in development-stage companies that we believe provide strategic opportunities for Quest. Each of these investments involves a number of risks and uncertainties, including diversion of management attention, inability to identify strategic opportunities, inability to value investments appropriately, inability to manage investments effectively and loss of cash invested. We intend that these investments will complement our own research and development efforts, provide access to new technologies and emerging markets, and create opportunities for additional sales of our products and services. However, we cannot assure you that this initiative will have the above mentioned desired results, or even that we will not lose all or any part of these investments.

FAILURE TO DEVELOP STRATEGIC RELATIONSHIPS COULD HARM OUR BUSINESS BY DENYING US SELLING OPPORTUNITIES AND OTHER BENEFITS

     Our current collaborative relationships may not prove to be beneficial to us, and they may not be sustained. We also may not be able to enter into successful new strategic relationships in the future, which could have a material adverse effect on our business, operating results and financial condition. From time to time, we have collaborated with other companies, including Hewlett-Packard and Oracle and certain of the national accounting firms that provide system integration services, in areas such as product development, marketing, distribution and implementation. We could lose sales opportunities if we fail to work effectively with these parties. Moreover, we expect that maintaining and enhancing these and other relationships will become a more meaningful part of our business strategy in the future. However, many of our current partners are either actual or potential competitors with us. In addition, many of these third parties also work with competing software companies and we may not be able to maintain these existing relationships, due to the fact that these relationships are informal or, if written, are terminable with little or no notice.

OUR PROPRIETARY RIGHTS MAY BE INADEQUATELY PROTECTED, AND THERE IS RISK OF INFRINGEMENT CLAIMS OR INDEPENDENT DEVELOPMENT OF COMPETING TECHNOLOGY THAT COULD HARM OUR COMPETITIVE POSITION

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any such resulting litigation could result in substantial costs and diversion of resources.

     Our means of protecting our proprietary rights may prove to be inadequate and competitors may independently develop similar or superior technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We also believe that, because of the rapid rate of technological change in the software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of our employees, frequent product enhancements and the timeliness and quality of customer support services.

     Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. Third parties may claim infringement by us of their intellectual property rights. In the event of a successful claim of product infringement against us and our failure or inability to either license the infringed or similar technology or develop alternative technology on a timely basis, we may incur substantial licensing fees, be liable for infringement damage, or be unable to market our products.

OUR BUSINESS WILL SUFFER IF OUR SOFTWARE CONTAINS ERRORS

     The software products we offer are inherently complex. Despite testing and quality control, we cannot be certain that errors will not be found in current versions, new versions or enhancements of our products after commencement of commercial shipments. Significant technical challenges also arise with our products because our customers purchase and deploy our products across a variety of computer platforms and integrate it with a number of third-party software applications and databases. If new or existing customers have difficulty deploying our products or require significant amounts of customer support, our operating margins could be harmed. Moreover, we could face possible claims and higher development costs if our software contains undetected errors or if we fail to meet our customers' expectations. As a result of the foregoing, we could experience:

     -  loss of or delay in revenues and loss of market share;

     -  loss of customers;

     -  damage to our reputation;

     -  failure to achieve market acceptance;

     -  diversion of development resources;

     -  increased service and warranty costs;

     - legal actions by customers against us which could, whether or not successful, increase costs and distract our management; and

     -  increased insurance costs.

     In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

WE INCORPORATE SOFTWARE LICENSED FROM THIRD PARTIES INTO SOME OF OUR PRODUCTS AND ANY SIGNIFICANT INTERRUPTION IN THE AVAILABILITY OF THESE THIRD-PARTY SOFTWARE PRODUCTS OR DEFECTS IN THESE PRODUCTS COULD REDUCE THE DEMAND FOR, OR PREVENT THE SHIPPING OF, OUR PRODUCTS

     Certain of our software products contain components developed and maintained by third-party software vendors. We expect that we may have to incorporate software from third-party vendors in our future products. We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us, such alternate sources may not provide us with the same functionality as that currently provided to us.

NATURAL DISASTERS OR POWER OUTAGES COULD DISRUPT OUR BUSINESS

     A substantial portion of our operations are located in California, and we are subject to risks of damage and business disruptions resulting from power outages, earthquakes, floods and similar events. We have recently experienced limited and temporary power losses in our California facilities due to power shortages, and we expect in the future to experience additional power losses. While the impact to our business and operating results has not been material, we cannot assure you that power losses will not adversely affect our business in the future, or that the cost of acquiring sufficient power to run our business will not increase significantly. Since we do not have sufficient redundancy in our networking infrastructure, a natural disaster or other unanticipated problem could have an adverse effect on our business, including both our internal operations and our ability to communicate with our customers or sell and deliver our products.

                          RISKS RELATED TO OUR INDUSTRY

THE DEMAND FOR OUR PRODUCTS WILL DEPEND ON OUR ABILITY TO ADAPT TO RAPID TECHNOLOGICAL CHANGE

     Our future success will depend on our ability to continue to enhance our current products and to develop and introduce new products on a timely basis that keep pace with technological developments and satisfy increasingly sophisticated customer requirements. Rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards characterize the market for our products. The introduction of products embodying new technologies and the emergence of new industry standards can render our existing products obsolete and unmarketable. As a result of the complexities inherent in today's computing environments and the performance demanded by customers for embedded databases and Web-based products, new products and product enhancements can require long development and testing periods. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on our business, operating results and financial condition. We may not be successful in:

     - developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements;

     - avoiding difficulties that could delay or prevent the successful development, introduction or marketing of these products; or

     - achieving market acceptance for our new products and product enhancements.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN PERSONNEL

     Our future success depends on the continued service of our executive officers and other key administrative, sales and marketing and support personnel, many of whom have recently joined our company. In addition, the success of our business is substantially dependent on the services of our Chief Executive Officer and our President and Chief Technical Officer. We intend to hire a significant number of additional sales, support, marketing, administrative and research and development personnel over at least the next 12 months. There has in the past been and there may in the future be a shortage of personnel that possess the technical background necessary to sell, support and develop our products effectively. Competition for skilled personnel is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business may not be able to grow if we cannot attract qualified personnel. Hiring qualified sales, marketing, administrative, research and development and customer support personnel is very competitive in our industry, particularly in Southern California where Quest is headquartered.

                      SECURITIES COVERED BY THIS PROSPECTUS

     This prospectus covers shares of common stock that Quest may issue from time to time in connection with acquisitions of assets or businesses. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

     The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between Quest's representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of Quest's common stock issued in any such acquisition will be offered at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares. Quest does not expect to pay underwriting discounts or commissions, although Quest may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

     In an effort to maintain an orderly market in the common stock or for other reasons, Quest may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. Quest anticipates that, in general, negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days. At the time we complete a definitive agreement for any transaction described above, we will inform you of the transaction in a post-effective amendment to our S-4 shelf registration statement or by a prospectus supplement. At that time we will disclose the material term of the transaction.

                                RESALES OF SHARES

     The common stock offered by this prospectus is being registered under the Securities Act of 1933 ("Securities Act"), but except as provided below, this registration does not cover the resale or distribution by persons who receive common stock issued by us in our acquisitions. Affiliates (as that term is defined in Rule 144 under the Securities Act) of entities acquired by us who do not become affiliates of our company as a result of the acquisition may only resell shares received under this prospectus if the resale is made pursuant to an effective registration statement under the Securities Act, or if it is made in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of that act. Generally, Rule 145 permits affiliates of the acquired entity to resell such shares, immediately following the acquisition in compliance with certain volume limitations and manner-of-sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (1) one percent of the shares of our common stock outstanding and (2) the average weekly reported volume of trading of shares of our common stock on the Nasdaq National Market and all other national securities exchanges during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply under most circumstances if the affiliate has held the common stock for at least two years, provided that the person or entity is not then an affiliate of our company. Individuals and entities that are not affiliates of the entity being acquired and do not become affiliates of our company will not be subject to resale restrictions under Rule 145 and, unless otherwise contractually restricted, may resell shares of our common stock immediately following the acquisition without an effective registration statement under the Securities Act. The ability of affiliates to resell shares of our common stock under Rule 145 will be subject to our company having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale.

     Certain persons, however, who receive large blocks of our common stock may want to resell these securities in distributions that would require delivery of a prospectus. This prospectus may be used for those resales. No person who receives the securities covered by this prospectus will be authorized to use this prospectus of an offer of such securities without first obtaining a written consent. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement. We will provide the information identifying any people reselling securities under this prospectus and will disclose information about them and the securities they are reselling in a prospectus supplement as may then be required by the Securities Act and the rules of the Securities and Exchange Commission.

     Selling shareholders that use this prospectus to sell shares may sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in these transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). Quest and such selling shareholders may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Selling shareholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

     Quest may agree to pay some of the costs and expenses of the registration of the shares of common stock offered by this prospectus, except that the selling shareholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares.

     Quest may agree to keep the registration statement relating to the offering and sale by the selling shareholders of the shares of common stock continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

                             SELECTED FINANCIAL DATA

     The following table shows selected consolidated financial information for Quest for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 and the three months ended March 31, 2000 and 2001. The statement of operations and balance sheet data for and as of the fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the audited consolidated financial statements of Quest for those periods. The selected financial data for the three months ended March 31, 2000 and 2001 and as of March 31, 2001 are derived from the unaudited consolidated financial statements of Quest for those periods. Such unaudited financial statements from which the selected financial data are derived reflect, in the opinion of Quest's management, all adjustments necessary for a fair presentation of the data. Results for the three months ended March 31, 2001 do not necessarily indicate the results that we expect for any other interim period or for the year as a whole. To better understand the information in the table, investors should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included in the various reports that are incorporated in this prospectus by reference. See "Documents Incorporated by Reference."

(In thousands, except per share data)

                                                                                YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------------------------
                                                               1996         1997         1998         1999          2000
                                                             --------     --------     --------     --------     ---------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
      Licenses                                               $  9,316     $ 12,158     $ 24,901     $ 54,269     $ 126,767
      Services                                                  3,546        6,157        9,889       16,599        38,820
                                                             --------     --------     --------     --------     ---------
         Total revenues                                        12,862       18,315       34,790       70,868       165,587
Cost of revenues:
      Licenses                                                    950        1,307        3,433        2,998         3,571
      Services                                                  1,467        1,972        2,507        4,195        10,695
      Amortization of purchased intangible assets                  --           --           --           --         5,038
                                                             --------     --------     --------     --------     ---------
         Total cost of revenues                                 2,417        3,279        5,940        7,193        19,304
                                                             --------     --------     --------     --------     ---------
Gross profit                                                   10,445       15,036       28,850       63,675       146,283
Operating expenses:
      Sales and marketing                                       4,328        5,845       11,836       32,078        77,641
      Research and development                                  2,995        4,293        8,047       15,980        39,747
      General and administrative                                3,494        3,450        5,278        9,906        17,679
      Other compensation costs and goodwill amortization           --           --           --        1,243        41,092
                                                             --------     --------     --------     --------     ---------
         Total operating expenses                              10,817       13,588       25,161       59,207       176,159
                                                             --------     --------     --------     --------     ---------
Income (loss) from operations                                    (372)       1,448        3,689        4,468       (29,876)
Interest income                                                    17           72          372        1,501        13,535
Other income (expense), net                                       372         (209)         (36)        (299)       (1,932)
                                                             --------     --------     --------     --------     ---------
Income (loss) before income tax provision                          17        1,311        4,025        5,670       (18,273)
Income tax provision                                                1        1,022        1,679        2,273         6,805
                                                             --------     --------     --------     --------     ---------
Net income (loss)                                            $     16     $    289     $  2,346        3,397     $ (25,078)
                                                             ========     ========     ========                  =========
Preferred stock dividends (1)                                                                            590
                                                                                                    --------
Net income applicable to common shareholders                                                        $  2,807
                                                                                                    ========

Basic net income (loss) per share                            $   0.00     $   0.00     $   0.03     $   0.04     $   (0.29)
Diluted net income (loss) per share                          $   0.00     $   0.00     $   0.03     $   0.03     $   (0.29)
Weighted average shares outstanding:
      Basic                                                    76,700       80,746       88,522       75,354        85,332
      Diluted                                                  76,700       81,234       88,918       83,600        85,332


                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2000         2001
                                                              --------     --------
                                                             (unaudited)  (unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
      Licenses                                                $ 21,895     $ 48,429
      Services                                                   6,830       14,683
                                                              --------     --------
         Total revenues                                         28,725       63,112
Cost of revenues:
      Licenses                                                     635          889
      Services                                                   1,870        4,078
      Amortization of purchased intangible assets                  657        2,035
                                                              --------     --------
         Total cost of revenues                                  3,162        7,002
                                                              --------     --------
Gross profit                                                    25,563       56,110
Operating expenses:
      Sales and marketing                                       13,914       30,860
      Research and development                                   7,366       13,930
      General and administrative                                 3,097        6,353
      Other compensation costs and goodwill amortization         7,378       15,982
                                                              --------     --------
         Total operating expenses                               31,755       67,125
                                                              --------     --------
Income (loss) from operations                                   (6,192)     (11,015)
Interest income                                                  1,226        2,835
Other income (expense), net                                       (247)      (1,058)
                                                              --------     --------
Income (loss) before income tax provision                       (5,213)      (9,238)
Income tax provision                                               472        5,543
                                                              --------     --------
Net income (loss)                                             $ (5,685)    $(14,781)
                                                              ========     ========
Preferred stock dividends (1)

Net income applicable to common shareholders


Basic net income (loss) per share                             $  (0.07)    $  (0.17)
Diluted net income (loss) per share                           $  (0.07)    $  (0.17)
Weighted average shares outstanding:
      Basic                                                     81,371        87,016
      Diluted                                                   81,371        87,016

---------------
(1) Represents cash dividends paid in 1999 to holders of shares of Series B Redeemable Preferred Stock, all of which were redeemed in connection with our public offering in August 1999.

(In thousands)                                                       December 31,
                                        --------------------------------------------------------------------        March 31,
                                          1996           1997           1998           1999           2000            2001
                                        -------        -------        -------        -------        --------        ---------
                                                                                                                   (unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents               $    --        $ 2,096        $ 8,981        $39,643        $ 25,155        $ 35,169
Short-term marketable securities             --             --             --         11,000           8,587           9,873
Working capital                             553            374          2,771         38,670          29,887          35,213
Total assets                              6,408          9,713         19,645         99,149         534,172         533,863
Long-term obligations                        --             --             --            403           6,422           6,305

                     INFORMATION CONCERNING QUEST MANAGEMENT

     Information about executive compensation, the principal holders of voting securities, related party transactions and other related matters about Quest, is included or incorporated by reference in our annual report on Form 10-K for the year ended December 31, 2000. Quest's annual report on Form 10-K is incorporated by reference into this prospectus. To obtain a copy of this annual report on Form 10-K or any document incorporated by reference into the Form 10-K, contact Quest at the address or phone number indicated under "Documents Incorporated by Reference."

                                  LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for Quest by Stradling Yocca Carlson & Rauth, Newport Beach, California.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of Quest Software, Inc. incorporated in this prospectus by reference to Quest's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte and Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Fastlane Technologies, Inc. incorporated in this prospectus by reference to Quest's Current Report on Form 8-K dated September 11, 2000 (as amended on October 5, 2000) have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Quest files reports, proxy statements and other information with the SEC. The public can read and copy these materials at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public can also obtain copies of such materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of any fees required by the SEC. The public can obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Quest Common Stock is quoted for trading on the Nasdaq National Market and, accordingly, the public can read Quest's reports, proxy statements and other information at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     Quest has filed with the SEC a registration statement on Form S-4 to register the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information about Intuit, investors should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract or any other document are not necessarily complete. Investors should refer to the copy of such contract or other document filed as an exhibit to the registration statement, as each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of any fees required by the SEC. The registration is also accessible on the SEC's website at http://www.sec.gov.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows Quest to "incorporate by reference" the information that Quest files with the SEC. This means that Quest can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Quest files with the SEC will update and supersede this information. Quest incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

     o  Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

     o  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     o Current Report on Form 8-K dated September 11, 2000 (as amended on October 5, 2000).

     o The description of Quest common stock contained in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating that description.

     SOME OF THE INFORMATION ABOUT QUEST THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT QUEST FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, QUEST SOFTWARE, INC., 8001 IRVINE CENTER DRIVE, CALIFORNIA 92618 (TELEPHONE NUMBER (949) 754-8000). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Quest files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Quest after the date of this prospectus.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation limit the personal liability of its directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

     o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

     o for acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

     o for any transaction from which a director derived an improper personal benefit;

     o for acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

     o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

     o under Section 310 of the California General Corporation Law concerning contacts or transactions between the company and a director; or

     o under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

     The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation by a director of the director's fiduciary duty to the Registrant or its shareholders.

     The Company's Articles of Incorporation also include an authorization for it to indemnify its "agents" (as defined in Section 317 of the California General Corporation Law) through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of its directors, officers and employees. In addition, the Company may, at its discretion, provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. Indemnity agreements have been entered into with all directors and certain executive officers and provide the maximum indemnification permitted by law. The Company also currently maintains directors' and officers' liability insurance. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify its directors and executive officers, other than for liability resulting from willful misconduct of a culpable nature, and to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification. Section 317 of the California General Corporation Law and the Company's Bylaws and its indemnification agreements make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 21. EXHIBITS.

     The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                             EXHIBIT TITLE
-------                            -------------

  5.1       Opinion of Stradling Yocca Carlson & Rauth

 23.1       Consent of Stradling Yocca Carlson & Rauth (included in Exhibit
            5.1).

 23.2       Consent of Deloitte & Touche LLP, Independent Auditors.

 23.3 Consent of Deloitte & Touche LLP, Chartered Accountants, with respect to the financial statements of Fastlane Technologies, Inc.

 24.1       Power of Attorney. See Signature Page

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 22nd day of June, 2001.

                                                 QUEST SOFTWARE, INC.

                                                 By: /s/ DAVID M. DOYLE
                                                     ---------------------------
                                                         David M. Doyle
                                                         President

                                POWER OF ATTORNEY

     The undersigned officers and directors of Quest Software, Inc., a California corporation, do hereby constitute and appoint Vincent C. Smith, David
M. Doyle and M. Brinkley Morse, and each of them, our lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and to any related registration statement pursuant to Rule 462(b), and to file the same, and each of the undersigned hereby ratifies and confirms that all said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                      Title                         Date
---------                                      -----                         ----
/s/ VINCENT C. SMITH                   Chief Executive Officer            June 22, 2001
--------------------------------    (Principal Executive Officer)
    Vincent C. Smith                  and Chairman of the Board


/s/ DAVID M. DOYLE                     President, and Director            June 22, 2001
--------------------------------
    David M. Doyle


/s/ M. BRINKLEY MORSE                Vice President, Finance and          June 22, 2001
--------------------------------              Operations
    M. Brinkley Morse               (Principal Financial Officer)


/s/ KEVIN E. BROOKS                      Corporate Controller             June 22, 2001
--------------------------------    (Principal Accounting Officer)
    Kevin E. Brooks


/s/ DORAN G. MACHIN                           Director                    June 22, 2001
--------------------------------
    Doran G. Machin


                                              Director                    June   , 2001
--------------------------------
    Jerry Murdock, Jr.


/s/ RAYMOND J. LANE                           Director                    June 22, 2001
--------------------------------
    Raymond J. Lane

                                  EXHIBIT INDEX
EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------

  5.1      Opinion of Stradling Yocca Carlson & Rauth

 23.1      Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 5.1).

 23.2      Consent of Deloitte & Touche LLP, Independent Auditors.

 23.3 Consent of Deloitte & Touche LLP, Chartered Accountants, with respect to the financial statements of Fastlane Technologies, Inc.

 24.1      Power of Attorney. See Signature Page